SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Pep Boys—Manny, Moe & Jack
(Name of Issuer)

common stock, par value $1.00 per share
(Title of Class of Securities)

713278 10 9
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the shares of common stock, par value $1.00 per share ("Shares"), issued by The Pep Boys – Manny, Moe & Jack (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 4, 2015, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on December 7, 2015, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on December 8, 2015, and Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on December 21, 2015 (the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 22, 2015, Icahn Enterprises: (i) amended its previous proposal to acquire all of the outstanding Shares to provide that Icahn Enterprises will pay the greater of (a) $16.50 per Share and (b) $0.10 more per Share than any increased bona fide bid for the Issuer offered by Bridgestone Retail Operations, LLC ("Bridgestone"), up to a maximum of $18.10 per Share; (ii) delivered to the Issuer a merger agreement executed by Icahn Enterprises Holdings (the "Icahn Agreement"), in substantially the same form as the Agreement and Plan of Merger, dated as of October 26, 2015, by and among the Issuer, Bridgestone and TAJ Acquisition Co. (as amended through December 11, 2015, the "Bridgestone Agreement"), pursuant to which, if executed by the Issuer at or prior to 8:00 p.m., New York City time, on December 24, 2015, an affiliate of the Reporting Persons will, subject to the terms and conditions thereof, acquire 100% of the Issuer's outstanding Shares for a price per Share to be determined in accordance with the foregoing mechanism (the "Amended Icahn Proposal"); (iii) informed the Issuer that the Amended Icahn Proposal will not apply in the event that the Issuer accepts any offer from Bridgestone that would result in Bridgestone being entitled to receive a termination fee that is in excess of that set forth in the Bridgestone Agreement; and (iv) was informed by the Issuer that, in accordance with Section 8.3 of the Bridgestone Agreement, (A) the Issuer's board of directors had determined that the Amended Icahn Proposal continued to constitute a Superior Proposal (as defined in the Bridgestone Agreement) and (B) the Issuer had provided a Company Notice (as defined in the Bridgestone Agreement) to Bridgestone of the Issuer's intention to effect a Change of Recommendation (as defined in the Bridgestone Agreement) in response to the Amended Icahn Proposal and terminate the Bridgestone Agreement to enter into the Icahn Agreement, at or after 5:00 p.m., New York City time, on December 24, 2015.

The Reporting Persons believe that unless Bridgestone agrees to a transaction prior to 8:00 p.m., New York City time, on December 24, 2015 that is superior to the transaction contemplated by the Icahn Agreement, the Issuer will terminate the Bridgestone Agreement and execute the Icahn Agreement.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:                          SungHwan Cho
Title:            Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:            Edward E. Mattner
Title:            Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 4 to Schedule 13D – The Pep Boys—Manny, Moe & Jack]